NEWS RELEASE

New York - AG	November 1, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Reports Continued Exploration Success Intersecting 19.97 g/t Au over 20.9m Near Active Underground Mining at Jerritt Canyon

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce positive drilling results from its ongoing exploration program at the Jerritt Canyon Gold Mine (“Jerritt Canyon”) located in Elko County, Nevada. The 2022 drilling campaign at Jerritt Canyon consists of short-term focused underground core drilling testing extensions of known ore controls near active mining; mid-term focused drilling planned to validate/test the presence of mineralized volumes near historic workings; and long-term focused drilling aiming to make new gold discoveries in the district (Figure 1).

“Today’s exploration results appear to extend gold mineralization to the northwest of the recently discovered Zone 10 area between the operating SSX and Smith mines,” stated Keith Neumeyer, President and CEO of First Majestic. “This gold intercept looks to have identified another high-grade underground mineralized pod near current mining activities, with similar gold grades to the recently discovered Zone 10 area. Additional follow up exploration holes are planned over the next few months to further define the dimensions and overall size of this exciting new area which is located only 80 metres away from underground access.”

Figure 1: Location Map of the Jerritt Canyon Property outlining area of recent focused drilling campaign.

Highlights from the Company’s ongoing exploration program include the following summaries of new drill hole gold intercepts located near the Smith to SSX Mine connection drift (Figure 2):

•Follow up drilling to the previously reported drill hole, SMI-LX-1102 at the Smith Mine (19.35 g/t over 23.2m), returned multiple high-grade gold intersections in two drill holes (Figure 3). Drill holes SMI-D10-EXP22-1076 and SMI-D10-EXP22-1078 appear to extend the potential of the previously intersected gold mineral zone to approximately 200m along a shallow dipping stratigraphic contact, the holes are interpreted to cut the mineralization at a low angle for an unknown true thickness at this time. The new gold intersections are located approximately 80m to 200m northwest of the connection drift and above the water table.

•SMI-D10-EXP22-1076:
◦19.97 g/t Au over 20.9m, including
◦5.12 g/t Au over 7.6m;
◦4.25 g/t Au over 13.3m

•SMI-D10-EXP22-1078:
◦7.14g/t Au over 8.2m and
◦3.75g/t Au over 7.6m

• Drill hole SSX-D01-EXP22-0615 was completed at the SSX mine below and to the southwest of gold intersections from two drill holes previously reported in May and August 2022 (SSX-SR-608 and SSX-SR-612). The new hole cut four gold intersections located approximately 170m to 300m from existing mine development and from the connection drift, respectively. The geometry of the gold mineralization appears to be sub-horizontal controlled by more than one stratigraphic horizon, and the drilling generally intersected the gold zones at a low angle (Figure 4).

•SSX-D01-EXP22-0615:
◦6.95 g/t Au over 17.7m;
◦5.74 g/t Au over 15.2m;
◦4.58 g/t Au over 10.1m; and
◦4.64 g/t Au over 7.7m

Figure 2: Gold drill hole intercepts along the Smith and SSX Mines Underground Connection Drift, Plan View.

6760 Level plan
N
SMI-LX-1102[3]
23.2m@19.35gpt Au
SMI-D10-EXP22-1078
8.2m@7.14gpt Au
SMI-D10-EXP22-1076
20.9m@19.97gpt Au
Ohc4
Ohc3
Ohc1-2
connection drift
Srm
SSX-D01-EXP22-0615
17.7m@6.95gpt Au
15.2m@5.74gpt Au
SSX-SR-612[3]
14.7m@10.27gpt Au
13.7m@9.53gpt Au
SSX-SR-608[2]
7.3m@6.81gpt Au
300m
Plan influence 120 meters
SSX - Smith connection drift

N
SSX
inset
connection drift
Smith
1.5Km

Srm - Roberts Mountains Fm

Ohc 1 to 4 - Hansen Creek Fm Units 1 to 4

Core + Surface RC – red Au>3gpt

OPEX (cubex)[1] – red Au>3gpt

[1] OPEX cubex drilling represent operational drilling, no QA/QC included and analyzed in the Jerritt Canyon laboratory (internal, non certified laboratory).

[2] Results released May 31st 2022

[3] Results released August 23rd 2022

Figure 3: Recent drill hole gold intercepts in the Smith Mine area, Vertical Section.

Figure 4: Recent drill hole gold intercepts in the SSX Mine area, Vertical Section

Table 1: Summary of Significant Gold Intercepts:

Drillhole	Target	Drill type	Significant Intercepts
			From (m)	To (m)	Length (m)	Au (g/t)
SSX-D01-EXP22-0615	SSX	DDH	171.6	189.3	17.7	6.95
SSX-D01-EXP22-0615	SSX	DDH	242.6	248.7	6.1	3.35
SSX-D01-EXP22-0615	SSX	DDH	264.0	279.2	15.2	5.74
includes			273.3	274.0	0.7	20.66
SSX-D01-EXP22-0615	SSX	DDH	314.2	324.3	10.1	4.58
SSX-D01-EXP22-0615	SSX	DDH	338.6	346.3	7.7	4.64
SMI-D10-EXP22-1076	Smith	DDH	108.8	116.4	7.6	5.12
SMI-D10-EXP22-1076	Smith	DDH	203.3	216.6	13.3	4.25
SMI-D10-EXP22-1076	Smith	DDH	239.9	260.8	20.9	19.97
includes			244.4	249.3	4.9	39.92
includes			252.4	256.3	3.9	30.65
SMI-D10-EXP22-1078	Smith	DDH	36.3	44.5	8.2	7.14
SMI-D10-EXP22-1078	Smith	DDH	67.4	75.0	7.6	3.75

DDH is abbreviation for Diamond Drill Hole;
From, To and Length indicated in meters, true width of the mineralized intercepts is unknown at this time. All results >15gpt Au are reported as “includes”.

Gold drill hole intercepts are composited using weighted averages of uncapped sample assays, a 3.0 g/t Au cut-off grade, and a minimum length of 5m. A maximum three meters below the cut-off grade is allowed as internal composite dilution. True width of intercepts is unknown at this time.

First Majestic’s drill programs follow established QA/QC insertion protocols with standards, blanks and duplicates introduced in the sample stream. After detailed geological logging, all drill core samples were cut in half. One half of the core is submitted to Paragon Geochemical (Au-AA30, Au-GR30 - ISO/IEC 17025:2017). The remaining half core is retained on-site for verification and reference purposes.

Samples submitted to Paragon Geochemical are dried, crushed and pulverized to 85% passing a 75 μm. At Paragon Geochemical, Au is analyzed by Au by Fire Assay -Aqua Regia Digest AAS finish. Samples returning Au greater than 8 ppm are analyzed by 30 g Fire Assay gravimetric Finish. At the First Majestic Central laboratory, Au is analyzed by fire assay with atomic absorption finish. Above 10 g/t gold is analyzed by 20 g Fire Assay gravimetric finished.

See the Company's Annual Information Form, available at www.sedar.com for further information concerning QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate Mineral Reserves and Mineral Resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's Mineral Reserves and Mineral Resources.

The information provided in this report/statement/release constitutes Exploration Results. It is inappropriate for the reader to use the information presented for deriving estimates of tonnage and grade or quality.

Gonzalo Mercado, Vice President Exploration for First Majestic, has reviewed and approved the technical information disclosed in this news release and is a "Qualified Person" as defined under NI 43-101.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.